Filed pursuant to Rule 424(b)(3)
Registration No. 333-169755

PROSPECTUS SUPPLEMENT NO. 1

3,130,545 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement no. 1 supplements and amends the prospectus dated May 3, 2013, which constitutes part of our registration statement on Form S-1 (No. 333-169755) relating to up to 3,130,545 shares of our common stock that may be offered for sale by the stockholders named in the prospectus. This prospectus supplement includes our attached current report on Form 8-K/A, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2013, our attached current report on Form 8-K, filed with the SEC on May 20, 2013, and our attached quarterly report on Form 10-Q, for the quarter ended March 31, 2013.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 22, 2013 (May 21, 2013)

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware	0-22179	58-2029543
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
Incorporation)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Explanatory Note

This Amendment is being filed for the sole purpose of correcting one of the conformed signature pages to Exhibit 10.1.

2

Item 1.01. Entry into a Material Definitive Agreement.

Securities Purchase. On May 21, 2013, Guided Therapeutics, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”) for the purchase by the Purchasers of an aggregate of 2,527 of the Company’s Series B Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”), at a purchase price of $1,000 per share, subject to the terms and conditions in the Purchase Agreement. In addition, the Purchasers will receive, on a pro rata basis, warrants (the “Warrants”) exercisable to purchase an aggregate of 3,716,177 shares of Company’s common stock, par value $.001 per share (the “Common Stock”). The transactions contemplated by the Purchase Agreement are referred to herein as the “Private Placement”.

The Preferred Stock has the terms set forth in the Certificate of Designations, Preferences and Rights designating the Preferred Stock (the “Preferred Stock Designation”), which was filed with the Secretary of State of the State of Delaware on May 22, 2013 and a copy of which is filed as Exhibit 3.01 to this report. Pursuant to the Preferred Stock Designation, shares of Preferred Stock will be convertible into Common Stock by their holder at any time, and will be mandatorily convertible upon the achievement of certain conditions, including the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the Common Stock. The initial Conversion Price is $0.68 per share, such that each share of Preferred Stock would convert into 1,471 shares of Common Stock, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions, as set forth in the Preferred Stock Designation. Holders of the Preferred Stock will be entitled to quarterly dividends at an annual rate of 5.0% for the quarter ended December 31, 2013 and at an annual rate of 10% thereafter, in each case, payable in cash or, subject to certain conditions, Common Stock. Each share of Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible. As long as shares of the Preferred Stock are outstanding, and until the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the Common Stock, the Company may not incur indebtedness for borrowed money secured by the Company’s intellectual property or in excess of $2.0 million without the prior consent of the holders of two-thirds of the outstanding shares of Preferred Stock. The Company may redeem the Preferred Stock after the second anniversary of issuance, subject to certain conditions. Upon the Company’s liquidation or sale to or merger with another corporation, each share of Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends. The terms of the Preferred Stock set forth in the Preferred Stock Designation were approved by unanimous written consent of the Company’s Board of Directors.

The Warrants to be issued to the Purchasers will be split evenly into two tranches. The Warrants will be exercisable at any time for the purchase of up to that number of shares of Common Stock equal to 100% of the number of shares of Common Stock initially issuable upon conversion of the Preferred Shares, at an exercise price of $1.08 per share, subject to certain customary adjustments contained in the respective Warrants. The Warrants will have a five-year term for exercise. One tranche of Warrants will be subject to a mandatory exercise provision that allows the Company to require exercise upon the achievement of certain conditions, including the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the Common Stock, which Warrants, if not timely exercised when so required, will then expire. The Warrants will have a five year term. The forms of the Warrants are attached as Exhibits 10.2 and 10.3.

3

The closing of the Private Placement is expected to be on or about May 24, 2013.

The foregoing descriptions of the Purchase Agreement, the Preferred Stock Designation, and the two forms of Warrant do not purport to be complete, and are qualified in their entirety by reference to each such document, which are filed as Exhibits 10.1, 3.1, 10.2, and 10.3, respectively, hereto, and are incorporated herein by reference.

Registration Rights. Also on May 21, 2013 and in connection with the Private Placement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers pursuant to which the Company is obligated to file a registration statement covering the resale of (i) the shares of Common Stock issuable upon the conversion of the Preferred Stock, including any shares of Common Stock paid as dividends on the Preferred Stock pursuant to the terms thereof (collectively, the “Conversion Shares”) and (ii) the shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares,” and with the Conversion Shares, the “Registrable Securities”) within 45 days following the closing of the Private Placement.

Under the Registration Rights Agreement, the registration statement must generally be declared effective by 75 days following the closing of the Purchase Agreement or, in the event the registration statement is subjected to a full review by the Securities Exchange Commission, 120 days after the closing of the Purchase Agreement. The Company is obligated to use its commercially reasonable efforts to keep the registration statement continuously effective until the second year after the date on which the registration statement is declared effective or such earlier date when all Registrable Securities cease to be Registrable Securities as determined by counsel to the Company.

The foregoing description of the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 10.4 hereto, and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information regarding the Purchase Agreement set forth under Item 1.01 is incorporated by reference into this Item 3.02. The issuance of the securities pursuant to the Purchase Agreement has been conducted as a private placement to “accredited investors” (as that term is defined under Rule 501 of Regulation D), and is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

4

Item 5.03 Amendments to Articles of Incorporation or Bylaws

On May 22, 2013, the Company filed the Preferred Stock Designation with the Secretary of State of the State of Delaware as an amendment to the Company’s Certificate of Incorporation establishing the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions applicable to the Preferred Stock. The Company authorized the issuance of up to 3,000 shares of Preferred Stock in the Preferred Stock Designation. The description of the Preferred Stock Designation and the Preferred Stock set forth under Item 1.01 is incorporated by reference into this Item 5.03. The Preferred Stock Designation became effective upon filing.

The foregoing description of the Preferred Stock Designation does not purport to be complete, and is qualified in its entirety by reference to the Preferred Stock Designation, which is filed as Exhibit 3.1 hereto, and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Number	Exhibit
3.1	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock
10.1	Securities Purchase Agreement, by and among Guided Therapeutics, Inc. and the Purchasers named therein, dated May 21, 2013
10.2	Form of Warrant (Tranche A)
10.3	Form of Warrant (Tranche B)
10.4	Registration Rights Agreement, by and among Guided Therapeutics, Inc. and the Purchasers named therein, dated May 21, 2013
99.1	Press Release, dated May 22, 2013.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

/s/ Mark L. Faupel, Ph.D.
By: Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Date: May 22, 2013

6

EXHIBIT INDEX

Number	Exhibit
3.1	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock
10.1	Securities Purchase Agreement, by and among Guided Therapeutics, Inc. and the Purchasers named therein, dated May 21, 2013
10.2	Form of Warrant (Tranche A)
10.3	Form of Warrant (Tranche B)
10.4	Registration Rights Agreement, by and among Guided Therapeutics, Inc. and the Purchasers named therein, dated May 21, 2013
99.1	Press Release, dated May 22, 2013.

7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event) May 20, 2013; (May 10, 2013)

GUIDED THERAPEUTICS, INC.

 (Exact Name of Registrant as Specified in Its Charter)

Delaware	0-22179	58-2029543
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
Incorporation)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of Principal Executive Offices)	30092 (Zip Code)

Registrant's Telephone Number, Including Area Code:     (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective May 10, 2013, Shabbir Bambot, Ph.D., resigned from his position as Vice President of Research and Development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

	By:	/s/ Mark L. Faupel, Ph.D.
Mark L. Faupel, Ph.D.
CEO & President
Date: May 20, 2013

2

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the quarterly period ended March 31, 2013

Commission File No. 0-22179

GUIDED THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-2029543 (I.R.S. Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia 30092 (Address of principal executive offices) (Zip Code)

(770) 242-8723

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [  ] No [ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes [ X ] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-12 of the Exchange Act (Check one):

Large Accelerated filer _____ Accelerated filer ____ Non-accelerated filer_____ Smaller Reporting Company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes [   ]  No [X]

As of May 6, 2013, the registrant had outstanding 65,492,293 shares of Common Stock.

1

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

2

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in Thousands Except Share Data)

ASSETS	March 31, 2013	December 31, 2012
CURRENT ASSETS:
Cash and cash equivalents	$1,109	$1,044
Accounts receivable, net of allowance for doubtful accounts of $18 and $12 at March 31, 2013 and December 31, 2012	166	107
Inventory, net of reserves of $44 and $52, at March 31, 2013 and December 31, 2012	439	524
Other current assets	247	198
Total current assets	1,961	1,873

Property and equipment, net	1,263	1,274
Other assets	361	331
Total noncurrent assets	1,624	1,605

TOTAL ASSETS	$3,585	$3,478

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term notes payable	$61	$79
Current portion of long-term note payable	100	4
Notes payable – past due	—	419
Accounts payable	878	765
Accrued liabilities	436	1,038
Deferred revenue	65	40
Total current liabilities	1,540	2,345

Long-term note payable, less current portion	183	—

TOTAL LIABILITIES	1,723	2,345

COMMITMENTS & CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $.001 Par value; 145,000 shares authorized, 65,492 and 62,282 shares issued and outstanding as of March, 31 2013 and December 31, 2012, respectively	66	62
Additional paid-in capital	95,813	93,273
Treasury stock, at cost	(104)	(104)
Accumulated deficit	(93,913)	(92,098)

TOTAL STOCKHOLDERS’ EQUITY	1,862	1,133

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,585	$3,478
The accompanying notes are an integral part of these condensed consolidated financial statements.

3

GUIDED THERAPEUTICS INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in Thousands Except Share Data)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2013	2012
REVENUE:
Contract and grant revenue	$167	$718

Sales – Devices and disposables	132	—
Cost of goods sold	158	—
Gross loss	(26)	—

OPERATING EXPENSES:
Research and development	813	714
Sales and marketing	164	70
General and administrative	1,039	930
Total operating expenses	2,016	1,714

Operating loss	(1,875)	(996)

OTHER INCOME	75	—
INTEREST EXPENSE	(15)	(17)

LOSS BEFORE INCOME TAXES	(1,815)	(1,013)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(1,815)	$(1,013)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	63,671	52,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

GUIDED THERAPEUTICS INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, in Thousands)
	FOR THE THREE MONTHS ENDED MARCH 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,815)	$(1,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt recovery	7	(16)
Depreciation and amortization	112	75
Stock based compensation	430	198
Changes in operating assets and liabilities:
Inventory	85	(88)
Accounts receivable	(65)	96
Other current assets	(49)	8
Accounts payable	113	(239)
Deferred revenue	25	(225)
Accrued liabilities	(126)	(70)
Other assets	(30)	84
Total adjustments	502	(177)
Net cash used in operating activities	(1,313)	(1,190)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(101)	(130)
Net cash used in investing activities	(101)	(130)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from options and warrants exercised	1,648	146
Payments on notes and loan payables	(169)	(22)
Net cash provided by financing activities	1,479	124
NET CHANGE IN CASH AND CASH EQUIVALENTS	65	(1,196)
CASH AND CASH EQUIVALENTS, beginning of year	1,044	2,200
CASH AND CASH EQUIVALENTS, end of period	1,109	$1,004
SUPPLEMENTAL SCHEDULE OF:
Cash paid for:
Interest	$4	$5
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock as board compensation	$463	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements included herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X by Guided Therapeutics, Inc. (formerly SpectRx, Inc.), together with its wholly owned subsidiary InterScan, Inc., (“Interscan”) (formerly Guided Therapeutics, Inc.), collectively referred to herein as the “Company”. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. These statements reflect adjustments, all of which are of a normal, recurring nature, and which are, in the opinion of management, necessary to present fairly the Company’s financial position as of March 31, 2013, results of operations for the three months ended March 31, 2013 and 2012, and cash flows for the three months ended March 31, 2013 and 2012. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for a full fiscal year. Preparing financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2012.

The Company's prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced net losses since its inception and, as of March 31, 2013, it had an accumulated deficit of approximately $93.9 million. Through March 31, 2013, the Company has devoted substantial resources to research and development efforts. The Company does not have significant experience in manufacturing, marketing or selling its products. The Company's development efforts may not result in commercially viable products and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained. The Company's products may not ever gain market acceptance and the Company may not ever achieve levels of revenue to sustain further development costs and support ongoing operations or achieve profitability. The development and commercialization of the Company's products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through the foreseeable future as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals and conduct further research and development.

Going Concern

The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern.  The factors below raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty. Notwithstanding the foregoing, the Company believes it has made progress in recent years in stabilizing its financial situation by execution of multiyear contracts from Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”) and grants from the National Cancer Institute (“NCI”), while at the same time simplifying its capital structure and significantly reducing debt. However, the Company has replaced its prior agreements with Konica Minolta with a new licensing agreement, and therefore will no longer receive direct payments from Konica Minolta, and will have to pay a royalty to Konica Minolta should the Company sell any products licensed from Konica Minolta.

At March 31, 2013, the Company’s has working capital of approximately $421,000 and it had stockholders’ equity of approximately $1.9 million, primarily due to recurring net losses from operation, offset by proceeds from the exercise of options and warrants.

The Company’s capital-raising efforts are ongoing. If sufficient capital cannot be raised during the second quarter of 2013, the Company has plans to curtail operations by reducing discretionary spending and staffing levels, and attempting to operate by only pursuing activities for which it has external financial support, such as under the Konica Minolta license agreement and additional NCI, NHI or other grant funding. However, there can be no assurance that such external financial support will be sufficient to maintain even limited operations or that the Company will be able to raise additional funds on acceptable terms, or at all. In such a case, the Company might be required to enter into unfavorable agreements or, if that is not possible, be unable to continue operations, and to the extent practicable, liquidate and/or file for bankruptcy protection.

6

The Company has warrants exercisable for approximately 8.4 million shares of its common stock outstanding at March 31, 2013, with a weighted average price of $0.74 per share. Exercises of these warrants would generate a total of approximately $6.2 million in cash, assuming full exercise, although the Company cannot be assured that holders will exercise any warrants. Management may obtain additional funds through the private sale of preferred stock or debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants, if available, and believes that such financing will be sufficient to support planned operations through the second quarter of 2013.

Assuming the Company receives FDA approval for its LuViva cervical cancer detection device in 2013, the Company currently anticipates a late 2013 or early 2014 product launch in the United States. Product launch outside the United States is expected in the second half of 2013, but cannot be assured it will be able to launch on these timetables, or at all.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies were set forth in the audited financial statements and notes thereto for the year ended December 31, 2012 included in its annual report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where estimates are used include the allowance for doubtful accounts, inventory valuation and input variables for Black-Scholes calculations.

Principles of Consolidation

The accompanying consolidated financial statements as of and for the quarter ended March 31, 2013 includes the accounts of Guided Therapeutics, Inc. and its wholly owned subsidiary.

Accounting Standards Updates

Newly effective accounting standards updates and those not effective until after March 31, 2013, are not expected to have a significant effect on the Company’s financial position or results of operations.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Concentration of Credit Risk

The Company, from time to time during the periods covered by these consolidated financial statements, may have bank balances in excess of their insured limits. Management has deemed this as a normal business risk.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are depreciated at the shorter of the useful life of the asset or the remaining lease term. Depreciation expense is included in general and administrative expense on the statement of operations. Expenditures for repairs and maintenance are expensed as incurred.

Inventory Valuation

All inventories are stated at lower of cost or market, with cost determined substantially on a “first-in, first-out” basis.  Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased. At March 31, 2013 and December 31, 2012 our inventories are as follows:

7

	3/31/2013	12/31/2012
Raw materials	$443	$518
Work in process	22	21
Finished goods	18	37
Inventory reserve	(44)	(52)
Total	$439	$524

Revenues

The majority of the Company’s revenues were from product sales of approximately $132,000, grants with NIH and NCI totaling approximately $97,000, as well as other income from royalty and miscellaneous receipts of approximately $70,000 for the three months ended March 31, 2013. Revenue for the same period in 2012 was primarily from contracts with Konica Minolta and grants with NCI, which totaled approximately $631,000 or 91%.

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable.

Revenue Recognition

The Company recognizes revenue from contracts on a straight line basis, over the terms of the contract. The Company recognizes revenue from grants based on the grant agreement, at the time the expenses are incurred. Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers.

Deferred Revenue

The Company defers payments received as revenue until earned based on the related contracts on a straight line basis, over the terms of the contract.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income. As of December 31, 2012, the Company has approximately $61.8 million of Net Operating Loss (NOL) carry forward. There is no provision for income taxes at March 31, 2013 due to the NOL. A full valuation allowance has been recorded related to any deferred tax assets created from the NOL

Stock Option Plan

The Company measures the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Warrants

The Company has issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. The Company records equity instruments including warrants issued to non-employees based on the fair value at the date of issue. The fair value of the warrants at date of issuance is estimated using the Black-Scholes Model.

8

Other Income

Other income consists of a one-time payment from our prior insurance company for prior policy dividends.

3.    STOCK OPTIONS

The Company records compensation expense related to options granted to non-employees based on the fair value of the award.

Compensation cost is recorded as earned for all unvested stock options outstanding at the beginning of the first year based upon the grant date fair value estimates, and for compensation cost for all share-based payments granted or modified subsequently, based on fair value estimates.

For the quarter ended March 31, 2013 and 2012, stock-based compensation for options attributable to employees, officers and directors was approximately $430,000 and $198,000, respectively.  Compensation costs for stock options, which vest over time, are recognized over the vesting period. As of March 31, 2013, the Company had approximately $1.5 million of unrecognized compensation cost related to granted stock options, to be recognized over the remaining vesting period of approximately three years.

The Company has a 1995 stock option plan (the “Plan”) approved by its stockholders for officers, directors and key employees of the Company and consultants to the Company.  Participants are eligible to receive incentive and/or nonqualified stock options.  The aggregate number of shares that may be granted under the Plan is 13,255,219 shares.  The Plan is administered by the compensation committee of the board of directors.  The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the compensation committee of the board of directors and administered in accordance with the Plan.

Both incentive stock options and non-qualified options granted to employees, officers and directors under the Plan are exercisable for a period of up to 10 years from the date of grant, at an exercise price that is not less than the fair market value of the common stock on the date of the grant.  The options typically vest in installments of 1/48 of the options outstanding every month.

A summary of the Company’s activity under the Plan as of March 31, 2013 and changes during the three months then ended is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual (years)	Aggregate intrinsic value (thousands)
Outstanding, January 1, 2013	6,463,206	$0.67
Granted	701,250	$0.69
Exercised / Expired	(100,000)	$0.78
Outstanding, March 31, 2013	7,064,456	$0.67	6.73	$1,392

Vested and exercisable, March 31, 2013	5,065,519	$0.55	6.14	$1,259

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company’s stock, the risk free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from the historical volatility of the Company’s stock on the OTCBB market for a period that matches the expected term of the option. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option.

4.     LITIGATION AND CLAIMS

From time to time, the Company may be involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition. However, depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future results of operations or cash flows in a particular period.

As of March 31, 2013 and December 31, 2012, there was no accrual recorded for any potential losses related to pending litigation.

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5.     STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 145 million shares of common stock with $0.001 par value, 65,492,293 of which were outstanding as of March 31, 2013. During the three months ended March 31, 2013, the Company issued 670,313 shares as board compensation and 2,539,659 shares in connection with the exercise of outstanding warrants.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions. The board of directors designated 525,000 shares of the preferred stock as redeemable convertible preferred stock, none of which remain outstanding.

Stock Options

See Note 3, Stock Options

Warrants

We have issued warrants to purchase our common stock from time to time in connection with certain financing arrangements. Currently, there are warrants exercisable for an aggregate of 8,416,735 shares of common stock outstanding, as follows:

Warrants (Underlying Shares)		Exercise Price	Expiration Date
471,856	(1)	$0.65 per share	July 26, 2013
3,590,525	(2)	$0.65 per share	March 1, 2014
471,856	(3)	$0.80 per share	July 26, 2014
3,590,522	(4)	$0.80 per share	March 1, 2015
6,790	(5)	$1.01 per share	September 10, 2015
285,186	(6)	$1.05 per share	November 20, 2016

__________

(1)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(2)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(3)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(4)	Consists of outstanding warrants issued in connection with the warrant exchange program in June 2012.
(5)	Consists of outstanding warrants issued in conjunction with a private placement on September 10, 2010.
(6)	Consists of outstanding warrants issued in conjunction with a private placement on November 21, 2011.

6.     LOSS PER COMMON SHARE

Basic net loss per share attributable to common stockholders amounts are computed by dividing the net loss plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of common shares outstanding during the period.

7.     NOTES PAYABLE

Short Term Notes Payable

At December 31, 2012, the Company maintained a note payable to IQMS, an enterprise resources planning software provider, of approximately $34,000, as well as a note to Premium Assignment Corporation, an insurance premium financing company, of approximately $33,000. These notes are 12 month straight-line amortizing loans dated June 29, 2012 and July 4, 2012, respectively, with monthly principal and interest payments of approximately $4,300 and $11,000 per month, respectively. The notes carry annual interest rates ranging between 5-6%. The Premium Assignment Corporate note was paid in full during the quarter ended March 31, 2013. The balance due to IQMS was approximately $21,000 at March 31, 2013.

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 Loan Payable

At December 31, 2009, the Company maintained a line of credit in the amount of $75,000 with Pacific International Bank of Seattle, Washington. This line was converted to a 36 months straight-line amortizing loan on February 24, 2010, with monthly principal and interest payment of $2,226 per month due February 2013. Interest was charged at a rate of 7.5%. At December 31, 2012, a balance of approximately $4,000 was outstanding. This loan was paid in full during the quarter ended March 31, 2013.

Notes Payable – Past Due

At December 31, 2012, the Company was past due on two short-term notes totaling approximately $419,000 of principal and accrued interest. Interest charged on these notes prior to amendment ranged between 15-18%. On February 27, 2013, the Company was successful in re-negotiating one of the two past due notes payable. The new note matures June 2013 and accrues interest at 6%. The balance due on this note is approximately $30,000 at March 31, 2013 and is classified as short-term note payable on the consolidated balance sheet. On April 16, 2012, the Company was successful in renegotiating the last of the past due notes payable. The new note accrued interest at 9.0%, requires monthly payments of $10,000 and matures November 2015. The balance due on this note is approximately $283,000 at March 31, 2013.

8.     SUBSEQUENT EVENTS

On April 16, 2013, the Company exchanged the last of its past-due short-term note with a new note. The new note accrues interest of 9.0%, requires monthly payments of $10,000 and has a default interest rate of 16.5%.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in this report which express "belief," "anticipation" or "expectation," as well as other statements which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those set forth under "Risk Factors" below and elsewhere in this report, as well as in our annual report on Form 10-K for the year ended December 31, 2011. Examples of these uncertainties and risks include, but are not limited to:

•	the dependence on potential strategic partners or outside investors for funding, development assistance, clinical trials, distribution and marketing of our products;
•	access to sufficient debt or equity capital to meet our operating and financial needs;
•	the effectiveness and ultimate market acceptance of our products;
•	whether our products in development will prove safe, feasible and effective;
•	whether and when we or any potential strategic partners will obtain approval from the U.S FDA and corresponding foreign agencies;
•	our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;
•	the lack of immediate alternate sources of supply for some critical components of our products;
•	our patent and intellectual property position; and
•	the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our product lines.

The following discussion should be read in conjunction with our financial statements and notes thereto included elsewhere in this report.

OVERVIEW

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the development of our LuViva non-invasive cervical cancer detection device and extension of our cancer detection technology into other cancers, including lung and esophageal. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our majority owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

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Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants.

Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception and, as of March 31, 2013, we had an accumulated deficit of about $93.9 million. To date, we have engaged primarily in research and development efforts. We do not have significant experience in manufacturing, marketing or selling our products. Our development efforts may not result in commercially viable products and we may not be successful in introducing our products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. Our products may not ever gain market acceptance and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products requires substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least the end of 2013 as we continue to expend substantial resources to introduce LuViva, further the development of our other products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance organizations and conduct further research and development.

CRITICAL ACCOUNTING POLICIES

Our material accounting policies, which we believe are the most critical to an investors understanding of our financial results and condition, are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation is limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Currently, our policies that could require critical management judgment are in the areas of revenue recognition, reserves for accounts receivable and inventory valuation.

Revenue Recognition: We recognize revenue from contracts on a straight line basis, over the terms of the contract. We recognize revenue from grants based on the grant agreement, at the time the expenses are incurred. Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers.

Valuation of Deferred Taxes: We account for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Stock Option Plan: We measure the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Warrants: We have issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. We record equity instruments, including warrants issued to non-employees, based on the fair value at the date of issue. The fair value of the warrants, at date of issuance, is estimated using the Black-Scholes Model.

Allowance for Inventory Valuation: We estimate losses from obsolete and damaged inventories quarterly and revise our reserves as a result.

Allowance for Accounts Receivable: We estimate losses from the inability of our customers to make required payments and periodically review the payment history of each of our customers, as well as their financial condition, and revise our reserves as a result.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

Service Revenue:  Service revenue decreased to approximately $167,000 for the quarter ended March 31, 2013, from approximately $718,000 for the same period in 2012. Service revenue was lower for the first quarter 2013 due to the termination of certain agreements with Konica Minolta.

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Sales Revenue, Cost of Sales and Gross Loss from Devices and Disposables: Sales revenue from the sale of LuViva devices and disposables for the three months ended March 31, 2013was approximately $132,000. Related costs of sales were approximately $158,000, which resulted in a gross loss on the device and disposables of approximately $26,000. There were no sales of devices and disposables for the same period in 2012.

Research and Development Expenses:  Research and development expenses increased to approximately $813,000 for the three months ended March 31, 2013, compared to $714,000 for the same period in 2012.  The increase, of approximately $99,000, was primarily due to an increase in research and development for our cervical cancer detection product, as we prepare for marketing and production.

Sales and Marketing Expenses:  Sales and marketing expenses were approximately $164,000 during the three months ended March 31, 2013, compared to $70,000 for the same period in 2012. The increase was primarily due to efforts underway in marketing our cervical cancer detection product.

General and Administrative Expenses:  General and administrative expenses increased to approximately $1 million during the three months ended March 31, 2013, compared to approximately $930,000 for the same period in 2012.  The increase of approximately $109,000, or 11.7%, is primarily related to an increase in stock based compensation recorded in for the three months ended March 31, 2013.

Other Income: Other income was approximately $75,000 for the three months ended March 31, 2013. Other income consists of a one-time payment from our old insurance company for old policy dividends. There was no other income for the same period in 2012.

Interest Expense:  Interest expense decreased to approximately $15,000 for the three months ended March 31, 2013, as compared to approximately $17,000 for the same period in 2012, primarily due to repayment of notes.

Net loss was approximately $1.8 million during the three months ended March 31, 2013, compared to $1.0 million for the same period in 2012, for the reasons outlined above.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants. At March 31, 2013, we had cash of approximately $1.1 million and working capital of approximately $421,000.

Our major cash flows in the quarter ended March 31, 2013, consisted of cash out-flows of approximately $1.3 million from operations, including approximately $1.8 million of net loss, cash outflow of $101,000 from investing activities and a net change from financing activities of $1.5 million, which primarily represents the proceeds received from the exercise of outstanding warrants and options, offset in part by cash utilized for loan repayment.

In July 2012, we completed a warrant exchange program, pursuant to which we exchanged warrants exercisable for a total of 15,941,640 shares of common stock, or 56.29% of the warrants eligible to participate, for three classes of new warrants. The first class of new warrants expired on September 17, 2012 and carried an exercise price of $0.40, $0.45 or $0.50, depending on the date exercised. The second class of new warrants carries a one-year extension from the original expiration date and is exercisable at $0.65. The third class of new warrants carries a two-year extension from the original expiration date and is exercisable at $0.80. As of March 31, 2013 we had and issued 9,582,348 shares of common stock and received approximately $4.5 million in cash, in connection with the exercise of the new warrants.

We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements. We believe our existing and available capital resources will be sufficient to satisfy our funding requirements through the second quarter of 2013. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including loans.

Substantial capital will be required to develop our products, including completing product testing and clinical trials, obtaining all required U.S. and foreign regulatory approvals and clearances, and commencing and scaling up manufacturing and marketing our products. Any failure to obtain capital would have a material adverse effect on our business, financial condition and results of operations.

Our financial statements have been prepared and presented on a basis assuming we will continue as a going concern.  The above factors raise substantial doubt about our ability to continue as a going concern, as more fully discussed in Note 1 to the consolidated financial statements contained herein and in the report of our independent registered public accounting firm accompanying our financial statements contained in our annual report on Form 10-K for the year ended December 31, 2012.

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Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, no special purpose entities, and no activities that include non-exchange-traded contracts accounted for at fair value.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 4.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company under the supervision and with the participation of management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of March 31, 2012. The controls and System currently used by the Company to calculate and record inventory is not operating effectively. Additionally, the Company lacks the resources to properly research and account for complex transactions. The combination of these controls deficiencies have resulted in a material weakness in our internal control over financial reporting.

Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were not effective as of March 31, 2013 to provide reasonable assurance that (1) information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (2) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The effectiveness of any system of controls and procedures is subject to certain limitations, and, as a result, there can be no assurance that our controls and procedures will detect all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II - OTHER INFORMATION

ITEM 1A.  RISK FACTORS

Please refer to Part I, Item 1A, “Risk Factors,” in our annual report on Form 10-K for the year ended December 31, 2012, for information regarding factors that could affect our results of operations, financial condition and liquidity.

ITEM 2.  UNREGISTERRED SALES OF EQUITY PROCEEDS AND USE OF PROCEEDS.

During the three months ended March 31, 2013, the Company issued 670,313 shares to its directors as compensation for board services. The issuance of shares was exempt from registration under The Securities Act on reference upon Section 4(a)(2) of The Securities Act as transactions by an issuer not involving a public offering. The shares are restricted securities for purposes of The Securities Act. Certificates representing the shares being a restrictive legend providing that the shares have not been registered under The Securities Act and cannot be sold or otherwise transferred without an effective registration or exemption therefrom. The Company received no cash proceeds from the issuances.

ITEM 6.  EXHIBITS

EXHIBIT INDEX

EXHIBITS

Exhibit Number	Exhibit Description

3.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 of the Company’s report on Form 8-K, filed March 23, 2012).
10.1	Termination Agreement Re: Spectroscopic Technology Development Collaboration.
31	Rule 13a-14(a)/15d-14(a) Certification
32	Section 1350 Certification
101	XBRL.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUIDED THERAPEUTICS, INC.
/s/ MARK L. FAUPEL
By:	Mark L. Faupel
President, Chief Executive Officer and
Acting Chief Financial Officer
Date:	May 14, 2013

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